UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: February 29, 2012

EXHIBIT INDEX

Page
Exhibit 99.1 –Press Release	4

Exhibit 99.1

Tudou Reports Fourth Quarter and Fiscal Year 2011

Unaudited Financial Results

4Q 2011 Net Revenues of RMB 166.5 Million, Up 69.7% Year-over-Year

Exceeding Prior Guidance

FY 2011 Net Revenues of RMB 512.2 Million, Up 78.9% Year-over-Year

Live Conference Call to be Held at 7:30 AM U.S. Eastern Time,

or 8:30 PM Beijing / Hong Kong Time, on March 1, 2012

(February 29, 2012 - Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading Internet video company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011. The Company will hold a conference call at 7:30 am U.S. Eastern Time, or 8:30 pm Beijing / Hong Kong time, on March 1, 2012. Dial-in details are provided below.

Fourth Quarter 2011 Highlights

•	Net revenues were RMB 166.5 million (US $26.5 million) up 69.7% year-over-year, exceeding management’s prior guidance of 55% to 60% year-over year.

•	Online advertising service revenues were RMB 144.6 million (US $23.0 million) up 60.1% year-over-year.

•	Mobile video service revenues were RMB 21.7 million (US $3.5 million) up 183.4% year-over-year.

Fiscal Year 2011 Highlights

•	Net revenues were RMB 512.2 million (US $81.4 million) up 78.9% year-over-year.

•	Online advertising service revenues were RMB 443.5 million (US $70.5 million) up 67.2% year-over-year.

•	Mobile video service revenues were RMB 57.8 million (US $9.2 million) up 203.4% year-over-year.

“We’re very pleased to announce strong fourth quarter and full year 2011 results which came in ahead of our expectations,” commented Gary Wang, Founder, Chairman and Chief Executive Officer. “After successfully completing our IPO in August 2011, the fourth quarter was the first full quarter for us to leverage our improved capital base. By expanding our content, infrastructure and marketing footprint, we have positioned our brand and platform for continued business growth over the coming quarters and years.”

“We are focused on enhancing our user experience through further integrating our video platform with China’s leading social networking platforms. As social media becomes more integrated and media consumption becomes more mobile, Tudou is well positioned to benefit directly from these major macro shifts,” Mr. Wang added.

Bin Yu, Chief Financial Officer, commented, “We are pleased to have achieved another solid quarter of continued top-line growth in both advertising service revenues and mobile video service revenues. More specifically, we will continue to expand our mobile video reach, where we experienced triple-digit revenue growth in the fourth quarter of 2011. As we continue to focus on how to best serve our users and advertising clients, we will continue to explore new and innovative opportunities. We expect to continue taking advantage of growth opportunities to help ensure sustained growth over the long term.”

Fourth Quarter 2011 Financial Results

Revenues: Net revenues for the fourth quarter of 2011 increased by 69.7 % to RMB 166.5 million (US $26.5 million) from RMB 98.1 million in the corresponding period in 2010.1 The increase was primarily attributable to the increase in net revenues from the Company’s online advertising services. Online advertising service revenues for the fourth quarter of 2011 increased by 60.1% to RMB 144.6 million (US $23.0 million), from RMB 90.3 million in the corresponding period in 2010. Mobile video service revenues for the fourth quarter of 2011 increased by 183.4% to RMB 21.7 million (US $3.5 million), from RMB 7.7 million for the corresponding period in 2010.

Cost of Revenues: Cost of revenues increased by 118.5% to RMB 160.1 million (US $25.4 million) from RMB 73.3 million in the corresponding period in 2010. The increase was primarily attributable to increased Internet bandwidth costs, content costs and mobile video services costs. Internet bandwidth costs totaled RMB 70.4 million (US $11.2 million), or 42.3% of net revenues compared to RMB 27.4 million, or 27.9% of net revenues in the corresponding period in 2010. The increase in Internet bandwidth costs was primarily due to increased traffic to our website and our focus on enhancing our users’ experience. Content costs totaled RMB 66.5 million (US $10.6 million), or 39.9% of net revenues, compared to RMB 22.7 million, or 23.2% of net revenues, in the corresponding period in 2010. Content costs consisted of amortization of the premium licensed content, salaries and benefits for staff, as well as the production cost for content produced in-house. The increase in content costs was primarily due to an increase in the amount of licensed content purchased. The mobile video services cost totaled RMB 13.2 million (US $2.1 million), or 7.9% of net revenues, compared to RMB 3.4 million, or 3.5% of net revenues, in the corresponding period in 2010. The increase in mobile video services cost was primarily attributable to the increase in mobile video services revenues.

[1]

The Company records revenue on a net basis and net revenues are presented net of third party ad agency fees and sales tax as a reduction of revenues. For the fourth quarter of 2011, third party ad agency fees were RMB 26.2 million (US $4.2 million) and sales tax was RMB 13.5 million (US $2.2 million), compared to third party ad agency fees of RMB 18.3 million and sales tax of RMB 16.2 million in the corresponding period in 2010.

Gross Profit: For the fourth quarter of 2011, gross profit totaled RMB 6.3 million (US $1.0 million), compared to RMB 24.8 million in the corresponding period in 2010. Gross margin was 3.8% compared to 25.3% in the corresponding period in 2010. The decline in gross margin was primarily due to the increase in Internet bandwidth costs and content costs.

Operating Expenses: Total operating expenses for the fourth quarter of 2011 were RMB 150.4 million (US $23.9 million) compared to RMB 142.0 million in the corresponding period in 2010. The increase was primarily due to an increase in sales and marketing expenses, partially offset by a decrease in share-based compensation expenses. The increase in sales and marketing expenses was primarily the result of increased promotion and marketing efforts and hiring of additional sales and marketing staff.

Net Loss: Net loss for the fourth quarter of 2011 decreased to RMB 148.9 million (US $23.7 million) from a net loss of RMB 263.7 million in corresponding period in 2010.

Adjusted Net Loss: Adjusted net loss for the fourth quarter of 2011, which excludes share-based compensation expenses, was RMB 140.6 million (US $22.3 million) compared to adjusted net loss of RMB 15.0 million in the corresponding period in 2010. See “Non-GAAP Financial Measures” below.

Fiscal Year 2011 Financial Results

Revenues: For fiscal year 2011, net revenues increased by 78.9% to RMB 512.2 million (US $81.4 million) from RMB 286.3 million for fiscal year 2010.2 The increase was primarily attributable to the increase in net revenues from the Company’s online advertising services. Online advertising service revenues increased by 67.2% to RMB 443.4 million (US $70.5 million) from RMB 265.2 million for fiscal year 2010. Revenues from mobile video services increased 203.4% to RMB 57.8 million (US $9.2 million) from RMB 19.1 million for fiscal year 2010.

[2]

The Company records revenue on a net basis and net revenues are presented net of third party ad agency fees and sales tax as a reduction of revenues. For fiscal year 2011, third party ad agency fees were RMB 93.0 million (US $14.8 million) and sales tax was RMB 60.4 million (US $9.6 million), compared to third party ad agency fees of RMB 55.0 million and sales tax of RMB 43.2 million for fiscal year 2010.

Cost of Revenues: For fiscal year 2011, cost of revenues increased by 89.0% to RMB 427.8 million (US $68.0 million) from RMB 226.4 million for fiscal year 2010. The increase was primarily attributable to the increase in Internet bandwidth costs, content costs and mobile video services costs. Internet bandwidth costs totaled RMB 180.2 million (US $28.6 million), or 35.2% of net revenues, compared to RMB 103.6 million, or 36.2% of net revenues for fiscal year 2010. Content costs totaled RMB 168.6 million (US $26.8 million), or 32.9% of net revenues, compared to RMB 79.6 million, or 27.8% of net revenues for fiscal year 2010. Content costs consisted of amortization and write-down of the premium licensed content, salaries and benefits for staff, as well as the production cost for content produced in-house. The mobile video services cost totaled RMB 34.7 million (US $5.5 million), or 6.8% of net revenues, compared to RMB 9.5 million, or 3.3% of net revenues in 2010. The increase in mobile video services cost was primarily attributable to the increase in mobile video services revenues.

Gross Profit: For fiscal year 2011, gross profit totaled RMB 84.4 million (US $13.4 million) representing a 16.5% gross margin, compared to RMB 59.9 million representing a 20.9% gross margin for fiscal year 2010. The decline in gross margin was primarily due to increases in Internet bandwidth costs and content costs.

Operating Expenses: Total operating expenses for fiscal year 2011 were RMB 461.8 million (US $73.4 million) compared to RMB 248.1 million for fiscal year 2010. The increase was primarily due to an increase in sales and marketing expenses, mainly as a result of the Company’s hiring of additional sales professionals and enhanced promotion and marketing efforts.

Net Loss: Net loss for fiscal year 2011 increased to RMB 511.2 million (US $81.2 million) from a net loss of RMB 347.4 million for fiscal year 2010.

Adjusted Net Loss: Adjusted net loss for fiscal year 2011, which excludes RMB 105.0 million in share-based compensation expenses and RMB 113.7 million of fair value changes in warrant liabilities, was RMB 292.4 million (US $46.5 million) compared to adjusted net loss of RMB 107.2 million for fiscal year 2010.

As of December 31, 2011, the Company had approximately 113.4 million ordinary shares outstanding. The Company’s American Depositary Shares are listed on the Nasdaq Global Market. Each American Depositary Share represents four ordinary shares.

Business Outlook

For the first quarter of 2012, the Company expects year-over-year growth in net revenues of 70% to 75%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Developments

In February 2012, the Company announced the following statistics for December 2011: 227 million monthly unique visitors according to iResearch Consulting Group, 300 million monthly unique visitors and 5.2 billion monthly video views according to the Company’s internal data. In addition, among all video views on Sina Weibo (NASDAQ: SINA) in December 2011, approximately 41%, or 180 million video views for the month, were from Tudou, according to comScore, Inc.

In February 2012, the Company announced its enhanced video sharing platform for SinaWeibo users to upload and share videos seamlessly to Tudou’s video site. Sina Weibo users who are not registered with Tudou, but wish to share their videos with Tudou’s users, will automatically become a registered Tudou user. Their user account names at Tudou will be identical to their Sina Weibo account names. Sharing functionalities enable users to sync comments on both platforms.

In December 2011, the Company’s Board of Directors appointed Ms. Bin Yu, the Company’s Vice President of Finance, to serve as Chief Financial Officer effective January 1, 2012. Previously, she had spent over 11 years in KPMG’s audit practice in both China and the United States.

In November 2011, the Company entered into a program license agreement for the exclusive license of Japanese anime produced by TV Tokyo Corporation and TY Tokyo Medianet, Inc. Tudou has the rights to initially simulcast over 60 Japanese anime series in Mainland China, marking the first time that Japanese anime will be simulcast through an online video website in Mainland China.

Conference Call

The Company will hold a conference call on Thursday, March 1, 2012 at 7:30 am U.S. Eastern Time, or 8:30 pm Beijing / Hong Kong time, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-305-12745
Conference ID:	54590849

The replay will be accessible through March 8, 2012 by dialing the following numbers:

United States:	+1-718-354-1232
International Toll Free:	+1-866-214-5335
China Domestic:	400-6920026
Conference ID:	54590849

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.tudou.com.

About Tudou

Tudou Holdings Limited (NASDAQ: TUDO) is a leading Internet video company in China providing premium licensed content, user generated content (“UGC”), and original in-house production. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry. For more information, please visit http://ir.tudou.com.

Investor Relations Contact:

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: +86 (21) 5170-2355

Email: mfu@tudou.com

Jeremy Peruski

ICR, Inc.

Tel: +1 (646) 405-4884

Email: IR@tudou.com

SOURCE: Tudou

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the Company’s business outlook and revenue guidance for the first quarter of 2012, as well as Tudou’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies, plans and initiatives; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s services under development or planning; the Company’s ability to attract users and advertisers and enhance its brand recognition; and the ability of the online video and advertising industry in China to grow at rates projected by market data, or at all. Any of the foregoing risks may have a material adverse effect on the Company’s business and the market price of its ADSs. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses, a beneficial conversion charge on convertible loans and fair value changes in warrant liabilities. We review adjusted net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and other interested persons to assess our operating performance without the effect of the non-cash beneficial conversion charge on convertible loans and fair value changes in warrant liabilities, which will not likely be recurring factors in our business in the future, and share-based compensation expenses, which have been and will continue to be a significant recurring factor in our business.

We present this non-GAAP financial measure because this is used by our management to evaluate our operating performance. We believe that the non-GAAP financial measure provides useful information to investors and other interested persons because by having access to such information they will have the same data we use to assess our operating performance, and because such information allows them to understand and evaluate our consolidated results of operations in the same manner as our management and to make period over period comparisons of our financial results. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because adjusted net income (loss) may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter and the year ended December 31, 2011, were made at a rate of RMB 6.2939 to US$1.00, the noon buying rate in effect on December 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at such rate.

Tudou Holdings Limited

Consolidated Balance Sheet Information

(Amounts expressed in RMB, unless otherwise stated)

	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	US$

Assets

Current assets:
Cash and cash equivalent	263,150,775	872,000,453	138,546,919
Restricted cash	66,227,000	96,786,719	15,377,861
Short term investments	5,837,246	—	—
Accounts receivable, net	243,033,349	239,804,186	38,101,048
Prepayments and other current assets	28,299,804	17,888,737	2,842,233
Content purchased	1,070,902	64,461,085	10,241,835
Content produced	6,562,500	8,214,506	1,305,154

Total current assets	614,181,576	1,299,155,686	206,415,050

Property and equipment, net	46,405,816	88,787,903	14,106,977
Intangible assets	1,626,290	6,183,164	982,406
Other assets	4,353,859	4,211,498	669,140
Other long-term receivables	—	10,000,000	1,588,840
Prepayment for content purchased	—	142,750,301	22,680,739
Content purchased	32,174,634	141,403,738	22,466,791

Total assets	698,742,175	1,692,492,290	268,909,943

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	66,812,485	126,643,349	20,121,602
Tax payable	21,158,672	37,640,665	5,980,499
Accrued liabilities and other payables	134,990,897	230,764,509	36,664,788
Short-term loan	61,243,510	83,343,510	13,241,950
Share-based compensation liability	134,153,348	—	—

Total current liabilities	418,358,912	478,392,033	76,008,839

Warrant liabilities	154,039,611	—	—

Total liabilities	572,398,523	478,392,033	76,008,839

Series A redeemable convertible preferred shares	7,381,256	—	—
Series B redeemable convertible preferred shares	56,292,851	—	—
Series C redeemable convertible preferred shares	125,831,300	—	—
Series D redeemable convertible preferred shares	376,169,360	—	—
Series E redeemable convertible preferred shares	351,402,129	—	—

Shareholders’ equity
Ordinary shares	9,700	74,608	11,854
Additional paid-in capital	11,054,330	2,541,869,642	403,862,413
Accumulated deficit	(801,797,274)	(1,327,843,993)	(210,973,163)

Total shareholders’ equity	(790,733,244)	1,214,100,257	192,901,104

Total liabilities and shareholders’ equity	698,742,175	1,692,492,290	268,909,943

Tudou Holdings Limited

Consolidated Statement of Operations Information

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues	114,269,404	169,849,583	180,038,169	28,605,184	329,453,609	572,613,750	90,979,162
Sales tax	(16,182,334)	(20,191,808)	(13,549,101)	(2,152,735)	(43,195,533)	(60,418,386)	(9,599,514)

Net revenues	98,087,070	149,657,775	166,489,068	26,452,449	286,258,076	512,195,364	81,379,648

Cost of revenues	(73,297,226)	(101,124,670)	(160,143,362)	(25,444,218)	(226,399,229)	(427,841,723)	(67,977,204)

Gross profit	24,789,844	48,533,105	6,345,706	1,008,231	59,858,847	84,353,641	13,402,444

Operating expenses:
Sales and marketing expenses	(63,291,230)	(49,410,940)	(105,373,197)	(16,742,115)	(143,224,062)	(286,847,739)	(45,575,516)
General and administrative expenses	(78,724,949)	(14,988,226)	(45,066,299)	(7,160,314)	(104,911,440)	(174,971,586)	(27,800,185)

Total operating expenses	(142,016,179)	(64,399,166)	(150,439,496)	(23,902,429)	(248,135,502)	(461,819,325)	(73,375,701)

Loss from operations	(117,226,335)	(15,866,061)	(144,093,790)	(22,894,198)	(188,276,655)	(377,465,684)	(59,973,257)

Finance income	(18,215)	51,789	223,034	35,437	330,967	427,810	67,972
Finance expense	(848,514)	(1,354,304)	(1,459,818)	(231,942)	(12,851,263)	(4,771,362)	(758,093)
Other income/(expense)	20,432	(1,100)	(13,363)	(2,123)	1,370	(133,716)	(21,245)
Foreign exchange loss	(4,046,911)	(5,923,547)	(3,513,029)	(558,164)	(10,957,198)	(15,486,249)	(2,460,517)
Fair value change in warrant liabilities	(141,547,983)	75,632,028	—	—	(124,680,060)	(113,732,565)	(18,070,285)

Income/(loss) before income taxes	(263,667,526)	52,538,805	(148,856,966)	(23,650,990)	(347,399,837)	(511,161,766)	(81,215,425)

Income taxes	—	—	—	—	—	—	—

Net Income/(loss)	(263,667,526)	52,538,805	(148,856,966)	(23,650,990)	(347,399,837)	(511,161,766)	(81,215,425)

Earnings per ordinary share
- Basic	(21.97)	0.85	(1.31)	(0.21)	(28.95)	(10.21)	(1.62)
- Diluted	(21.97)	0.83	(1.31)	(0.21)	(28.95)	(10.21)	(1.62)

Earnings per ADS
- Basic	(87.89)	3.41	(5.25)	(0.84)	(115.80)	(40.84)	(6.48)
- Diluted	(87.89)	3.32	(5.25)	(0.84)	(115.80)	(40.84)	(6.48)

Weighted average ordinary shares outstanding
- Basic	12,000,000	61,610,329	113,425,562	113,425,562	12,000,000	50,069,321	50,069,321
- Diluted	12,000,000	63,240,028	113,425,562	113,425,562	12,000,000	50,069,321	50,069,321

Share-based compensation was allocated in operating expenses as follows:
Cost of revenues	14,917,468	(4,689,054)	1,110,057	176,370	14,133,016	14,177,071	2,252,510
Sales and marketing expenses	31,787,374	(9,908,829)	4,531,878	720,043	31,025,332	39,474,846	6,271,921
General and administrative expenses	60,446,998	(17,923,310)	2,646,953	420,559	59,418,021	51,382,824	8,163,909

Tudou Holdings Limited

Adjusted Net Loss - Non-GAAP Reconciliation

(Amounts expressed in RMB, unless otherwise stated)

		For the Three Months Ended				For the Twelve Months Ended
		Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
		RMB	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)		(263,667,526)	52,538,805	(148,856,966)	(23,650,990)	(347,399,837)	(511,161,766)	(81,215,425)

Add back:	share-based compensation expenses/(gains)	107,151,840	(32,521,193)	8,288,888	1,316,972	104,576,369	105,034,741	16,688,340
	beneficial conversion charge on convertible loan	—	—	—	—	10,966,998	—	—
	fair value changes in warrant liabilities	141,547,983	(75,632,028)	—	—	124,680,060	113,732,565	18,070,285

Adjusted net loss		(14,967,703)	(55,614,416)	(140,568,078)	(22,334,018)	(107,176,410)	(292,394,460)	(46,456,800)

Tudou Holdings Limited

Consolidated Statement of Cash Flows

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cash flows from operating activities:
Net (loss)/profit	(263,667,526)	52,538,805	(148,856,966)	(23,650,990)	(347,399,837)	(511,161,766)	(81,215,425)
Adjustments to reconcile net (loss)/profit to net cash (used in) provided by operating activities:
Depreciation of equipment	5,133,985	8,022,134	8,724,857	1,386,240	20,681,661	29,614,603	4,705,287
Amortization of intangible assets	—	114,671	182,619	29,015	—	355,545	56,490
Amortization of other assets	—	35,590	35,591	5,655	—	142,361	22,619
Provision for doubtful accounts	4,946,426	10,396,926	17,390,053	2,763,001	7,500,531	44,155,087	7,015,537
Amortization of the premium content licensed	2,831,006	23,572,294	45,833,577	7,282,222	24,209,941	97,546,423	15,498,566
Amortization of the content produced	1,586,500	—	750,000	119,163	1,586,500	7,312,500	1,161,839
Write-down of the premium content licensed	—	—	—	—	10,712,277	—	—
Share-based compensation	107,151,840	(32,521,193)	8,288,888	1,316,972	104,576,369	105,034,741	16,688,340
Interest expense from the accretion of the convertible loan	—	—	—	—	10,249,998	—	—
Beneficial conversion charge on convertible loan	—	—	—	—	10,966,998	—	—
Fair value changes in warrant liabilities	141,547,983	(75,632,028)	—	—	124,680,060	113,732,565	18,070,285
Foreign exchange loss	4,046,911	5,923,547	3,513,029	558,164	10,957,198	15,486,249	2,460,517

Changes in operating assets and liabilities:
Accounts receivables	(42,623,838)	(44,965,344)	36,729,124	5,835,670	(179,425,363)	(40,925,924)	(6,502,474)
Prepayments and other current assets	(16,662,647)	(282,135)	(6,003,888)	(953,922)	(18,169,499)	(3,385,595)	(537,917)
Other assets	—	—	—	—	(4,353,859)	—	—
Other long-term receivables	—	(10,000,000)	—	—	—	(10,000,000)	(1,588,840)
Content produced	(2,936,020)	(3,968,323)	(4,996,183)	(793,814)	(8,149,000)	(8,964,506)	(1,424,317)
Accounts payable	19,052,548	19,731,048	22,092,776	3,510,189	45,929,468	40,479,974	6,431,620
Tax payable	5,849,345	6,385,324	5,799,140	921,391	15,804,442	16,481,993	2,618,725
Other payables and accruals	24,389,559	34,298,734	43,924,185	6,978,850	70,859,585	105,596,416	16,777,581

Net cash provided by/(used in) operating activities	(9,353,928)	(6,349,950)	33,406,802	5,307,806	(98,782,530)	1,500,666	238,432

Cash flows from investing activities:
Purchase of equipment	(12,031,676)	(23,682,454)	(22,986,538)	(3,652,193)	(27,595,513)	(68,392,412)	(10,866,460)
Purchase of intangible assets	(1,626,290)	(817,700)	(1,266,785)	(201,272)	(1,626,290)	(4,912,419)	(780,505)
Advance payment for premium content licensed	—	(80,784,271)	(61,966,030)	(9,845,411)	—	(142,750,301)	(22,680,739)
Cash paid for premium content licensed	(15,010,297)	(42,860,344)	(137,227,357)	(21,803,231)	(68,167,754)	(254,419,098)	(40,423,124)
Cash received from maturity of short-term investment	196,919	—	—	—	84,211,616	5,837,246	927,445
Cash paid for short-term investments	—	—	—	—	(5,837,246)	—	—
Net decrease/(increase) in restricted cash	1,917,800	(15,808,811)	(2,347,968)	(373,055)	(66,227,000)	(30,559,719)	(4,855,450)

Net cash used in investing activities	(26,553,544)	(163,953,580)	(225,794,678)	(35,875,161)	(85,242,187)	(495,196,703)	(78,678,832)

Cash flows from financing activities:
Proceeds from issuance of the redeemable convertible preferred shares	—	—	—	—	236,434,080	—	—
Cash received from short-term loan	—	21,000,000	20,543,510	3,264,035	81,243,510	52,643,510	8,364,211
Cash paid for the repayment of short-term loan	—	(10,000,000)	(20,543,510)	(3,264,035)	(20,000,000)	(30,543,510)	(4,852,875)
Cash received from issuance of convertible loan	—	—	—	—	102,394,500	—	—
Cash received from exercise of warrants	—	160,423,540	—	—	—	160,423,540	25,488,734
Cash received from public offering	—	961,381,493	—	—	—	961,381,493	152,748,136
Cash paid for initial public offering cost	(3,973,818)	(18,025,540)	(6,420,652)	(1,020,139)	(3,973,818)	(25,873,069)	(4,110,817)

Net cash provided by/(used in) financing activities	(3,973,818)	1,114,779,493	(6,420,652)	(1,020,139)	396,098,272	1,118,031,964	177,637,389

Net increase/(decrease) in cash and cash equivalents	(39,881,291)	944,475,963	(198,808,528)	(31,587,494)	212,073,555	624,335,927	99,196,989

Cash and cash equivalents at beginning of period	307,078,977	135,769,594	1,074,322,010	170,692,577	62,034,418	263,150,775	41,810,447
Effect of foreign exchange rate change on cash	(4,046,911)	(5,923,547)	(3,513,029)	(558,164)	(10,957,198)	(15,486,249)	(2,460,517)
Cash and cash equivalents at end of period	263,150,775	1,074,322,010	872,000,453	138,546,919	263,150,775	872,000,453	138,546,919

Supplementary Disclosure of Cash Flow Information
Cash paid for income taxes	—	—	—	—	—	—	—
Cash paid for interest	473,004	1,350,486	1,492,948	237,206	2,081,693	4,699,135	746,617

Supplementary Disclosure of Non-cash Investing and Financial Activities
Unpaid deferred expenses/Payables related to the initial public offering	9,822,804	6,420,652	—	—	9,822,804	—	—
Payables related to purchase of equipment	8,139,022	1,700,714	11,743,300	1,865,822	8,139,022	11,743,300	1,865,822
Payables related to premium content licensed	10,630,443	4,032,461	26,377,055	4,190,892	10,630,443	26,377,055	4,190,892

Conversion of the convertible loan to redeemable convertible preferred shares	—	—	—	—	102,394,500	—	—